787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 1, 2016

VIA EDGAR

John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Funds II – BlackRock Credit Strategies Income Fund

Post-Effective Amendment No. 206 under the Securities Act of 1933 and Amendment No. 208 under the Investment Company Act of 1940 to Registration Statement on Form N-1A

(File Nos. 333-142592 and 811-22061)

Dear Mr. Grzeskiewicz:

On behalf of BlackRock Funds II (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on June 17, 2016 regarding Post-Effective Amendment No. 206 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 208 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on May 2, 2016, with respect to the BlackRock Credit Strategies Income Fund, a series of the Registrant (the “Fund”).

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Post-Effective Amendment No. 210 to the Registration Statement (the “Amendment”), which is being filed concurrently with this letter, reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and relate solely to the Fund.

Comment No. 1: The Fund’s name suggests that the Fund will focus its investments in “credit” or debt investments. Accordingly, pursuant to Rule 35d-1 under the 1940 Act, the Fund must have a policy to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in “credit” or debt investments.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

Securities and Exchange Commission

July 1, 2016

Response: The Registrant has added disclosure of the Fund’s policy to invest, under normal market conditions, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in fixed-income securities.

Comment No. 2: In light of the July 30, 2010 letter from Barry Miller, Associate Director of the Commission’s Office of Legal and Disclosure, to the Investment Company Institute, the Fund should review its derivative disclosure to assess the accuracy and completeness of the disclosure, including whether the disclosure is presented in an understandable manner using plain English, to ensure that the disclosure related to derivatives is tailored specifically to how the Fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Additionally, the disclosure concerning the principal risks of the Fund should similarly be tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivative transactions. Generic disclosure, either brief or overly detailed should be avoided.

Response: The Registrant has reviewed the disclosure contained in the Fund’s prospectus regarding the Fund’s proposed use of derivative instruments and the related risks and believes that such disclosure is accurate and complete and presented in an understandable manner.

Comment No. 3: Please confirm to us that if the Fund writes credit default swaps, it will segregate the full notional value of the swap agreement.

Response: If the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement.

Comment No. 4: If not previously discussed with the Staff, please explain why the presentation of a customized reference benchmark as a secondary benchmark is appropriate. If the Fund has previously discussed the appropriateness of presenting a customized reference benchmark as a secondary benchmark with the Staff, please include a summary of that discussion in the response.

Response: Instruction 2(b) to Item 4(b)(2)(iii) of Form N-1A permit the Fund to include returns of one or more indexes in addition to the required broad-based securities market index as permitted by Instruction 6 to Item 27(b)(7) of Form N-1A. Instruction 6 to Item 27(b)(7) states that a fund is encouraged to compare its performance not only to the required broad-based index, but also to other more narrowly based indexes that reflect the market sectors in which the fund invests. The Instruction also states that a fund also may compare its performance to an additional broad-based index or a non-securities index, so long as the comparison is not misleading. The Registrant submits that presenting the returns of the Customized Reference Benchmark as a secondary benchmark in the Fund’s prospectus is permitted by Form N-1A as it provides a meaningful basis of comparison for the Fund’s performance and is not misleading.

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Securities and Exchange Commission

July 1, 2016

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents.

Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Registrant.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Benjamin Archibald, Esq.

Gladys Chang, Esq.

Elliot J. Gluck, Esq.